SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

MDI, Inc.
(formerly known as American Building Control, Inc.)
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(CUSIP Number)

April 2, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903898401

1.     Name of Reporting Person:

         Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:     2,120,000 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: 2,120,000
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,526,981 (2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 7.0%

12.     Type of Reporting Person: CO
--------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Item 4 hereof.
(2)  For a discussion of the conversion rate of the Issuer's Preferred Stock, see Item 4 hereof.

Item 1(a).     Name of Issuer.

The name of the issuer is MDI, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 10226 San Pedro Avenue, San Antonio, Texas 78216.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Victoria & Eagle Strategic Fund, Ltd., a Cayman Islands corporation ("VESF") (also, the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): David Walker ("Walker"), Lawrence Edwards ("Edwards"), BIPIELLE Bank (Suisse) S.A., a Swiss bank ("the Bank"), Loris Joppini ("Joppini") and Federico Tessera ("Tessera"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office of VESF, which also serves as its principal office, is Queensgate House, 113 South Church Street, P.O. Box 1234GT, Grand Cayman, Cayman Islands.

The address of the principal business office or residence of each of Walker and Edwards is c/o PwC Corporate Finance & Recovery (Cayman) Ltd., PO Box 258, Strathvale House, George Town, Grand Cayman, KY1-1104, Cayman Islands.

The address of the principal business office or residence of each of the Bank, Joppini and Tessera is Via Magatti 6, 6900 Lugano, Switzerland.

Item 2(c).       Citizenship.

Edwards is a citizen of the United Kingdom; Walker is a citizen of Australia; Joppini is a citizen of Switzerland; and Tessera is a citizen of Italy.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, $.01 par value, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 903898401.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Person

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,120,000 shares of Common Stock and the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock.  Although the conversion rate specified in the Issuer's Certificate of Incorporation is 2.083 (which would result in VESF's owning 406,916 shares of Common Stock on an as converted basis), the Certificate also specifies a liquidation value of $5.00 and a conversion price of $2.40 (which is equivalent to a conversion rate of 2.08333, which, in turn, would result in VESF's owning 406,981 shares of Common Stock on an as converted basis); the Issuer, however, takes the position that 2.08333 is the conversion rate. VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 36,041,366, which represents the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock and the 35,634,385 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2009 filed with the Securities and Exchange Commission on May 15, 2009 (the "10-Q").

Controlling Persons

In their capacities as Joint Voluntary Liquidators ("JVLs") of VESF, each of Walker and Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of Joppini and Tessera may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

VESF

VESF has the sole power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  Therefore, on any matter submitted to stockholders for a vote, VESF would have 5,375,915 votes, which represents 2,120,000 votes associated with the 2,120,000 shares of the Common Stock beneficially owned by VESF and 3,255,915 votes associated with the 195,351 shares of the Preferred Stock beneficially owned by VESF.

Controlling Persons

In their capacities as JVLs of VESF, each of Walker and Edwards has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of Joppini and Tessera has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      August 17, 2009

/s/ Robin B. Connor Robin B. Connor, Attorney-in-Fact for: VICTORIA & EAGLE STRATEGIC FUND, LTD.